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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Vicor Corporation

Full Name of Registrant

Former Name if Applicable

25 Frontage Road

Address of Principal Executive Office (Street and Number)
Andover, Massachusetts 01810

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vicor Corporation (the “Company”) is unable to timely file an Annual Report on Form 10-K for the fiscal year ended December 31, 2007 without unreasonable effort or expense. The primary reason for the delay in filing the Annual Report on Form 10-K is because the Company is currently evaluating the financial statement disclosure requirements under Rule 4-08(g) of Regulation S-X and the separate company financial statement requirements under Rule 3-09 of Regulation S-X related to Great Wall Semiconductor Corporation (“GWS”), its related-party equity method investee.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Nagel, Jr.	(978)	470-2900
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Due to an additional investment in GWS in May 2007, the Company changed its method of accounting for its investment in GWS from the cost method to the equity method of accounting. As a result, the Company’s consolidated financial statements for the year ended December 31, 2006 have been retroactively restated to reflect the equity method of accounting, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. The following amounts have been restated in the Company’s consolidated financial statements for the year ended December 31, 2006 (in thousands, except per share amounts):

	As Restated	As Previously Reported

Other assets	$5,691	$6,865
Total assets	247,461	248,107
Retained earnings	133,405	134,579
Total stockholders’ equity	170,172	171,346
Other income (expense), net	5,092	4,092
Loss from equity method investee, net	321	—
Net loss	(29,059)	(29,738)
Net loss per share — basic and diluted	$(0.69)	$(0.71)

Vicor Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

VICOR CORPORATION
Date	March 18, 2008	By	/S/ RICHARD J. NAGEL, JR.

Interim Chief Financial Officer, Vice President, Chief Accounting Officer

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